ASIA GREEN AGRICULTURE CORPORATION
Shuinan Industrial Area, Songxi County
Nanping, 35300 China

December 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Re:	Asia Green Agriculture Corporation
Form 10-K for the year ended December 31, 2012
Filed March 29, 2013
File No. 000-53343

Ms. Cvrkel:

We are writing this letter in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 10, 2013 (the “Comment Letter”) relating to the above-referenced filing.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Note 13-Land Use Right, page F-26

1.

We note your response to prior comments four. In light of the materiality of the amounts involved and the inter-related activity of the account balances of deposits for the acquisition of land use rights and land use rights, we believe it would be beneficial to an investor's understanding to include the reconciliation of land use rights and deposits paid for acquisition of land use rights. Your revised disclosure should be similar in detail as provided in your response to us.

Response: We propose to include in our future filings disclosure substantially as follows:

Land use rights are stated at cost, as stipulated in contracts, less accumulated amortization. Amortization is calculated using the straight-line method over the terms of the lease obtained from the relevant PRC land authorities or relevant PRC local rural village cooperatives.

A reconciliation of land use rights and deposits paid for acquisition of land use rights for

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2013

2012 is as follows :-

Reference made to:
	Deposits
Note 13 – Land Use Rights and	paid for
	acquisition
Note 14 – Deposits Paid	of land use	Land use
	rights	rights

As of January 1, 2012	$14,151,988	$21,632,405
Additions (Note 1)	39,516,666	-
Transfer (Note 2)	(6,387,809)	6,387,809
Disposals, net	-	(1,520,775)
Amortization	-	(935,675)
Exchange difference	82,768	147,998
As of December 31, 2012 (Note 3)	$47,363,613	$25,711,762

Note :-

(1)	Additions of $39.5 million represented deposits paid for acquisition of land use rights during fiscal 2012.

(2)	Transfer of approximately $6.4 million represented the land use rights upon the grant of Forest Right Certificate from the PRC Forest Bureau during the fiscal 2012.

(3)	$25.7 million represents the net book value of land use rights as of December 31, 2012.

Note 14. Deposits Paid, page F-27

2.

We note your response to our prior comment six, please explain to us and revise your disclosure in future filings to discuss in greater detail when you consider the legal transfer of bamboo forest rights to occur and how this corresponds to when deposits of land use rights are transferred and classified as land use rights on your balance sheet. In this regard, we note from your response to our prior comment five that the land use right acquired by Fujian Yada in 2010 was recognized when the contract cost was paid but prior to the Forestry Right Certificate was transferred to you) which resulted in the reversal of the land use right in fiscal 2012 when you were unable to obtain the Forest Right Certificate. Please reconcile your policy with the actions that took place in 2010 and 2012 with respect to the Fujian Yada's acquisition as discussed in your response to prior comment five. As part of your response, please provide us with the relevant technical accounting guidance used in determining your accounting treatment. We may have further comment upon reviewing your response.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2013

Response:

We reflect property in our financial statements according to ASC 360-10, when the significant benefits and risks of ownership rest with us. Our current practice, in accordance with ASC 360-10, is to transfer and classify our “Deposits paid for acquisition of land use rights” as “Land use rights” when significant benefits and risks of ownership of bamboo forest rights rest with us, which is evidenced on the earlier of i) the issuance of Forestry Right Certificate to us; or ii) the time when we take control of operations of the bamboo forest pursuant to the relevant transfer agreement, and are entitled to operate the bamboo forest, receive all the relevant agricultural produce harvested from the bamboo forest, bear the cost of operating and maintaining the bamboo forest, and are not expecting any obstacles in transferring or issuing the Forestry Right Certificate to us. Under normal circumstances, the transfer or issuance of Forestry Right Certificate is a purely administrative procedure which takes 1 to 2 years to complete. In the future filings, we will expand our disclosure based on the above.

In fiscal 2010, we recognized an amount of RMB10,400,000 paid for the acquisition of a bamboo forest as the land use right when significant benefits and risks of ownership rested with us based on the facts that, in accordance with the transfer agreement, we took control over the bamboo forest at the date of transfer agreement on August 30, 2010. We were responsible to operate and maintain the relevant costs of the bamboo forest and we were entitled to all the relevant agricultural produce harvested from the bamboo forest. The seller was obligated to facilitate the transfer of the Forestry Right Certificate to us. Owing to some administrative difficulties in transferring the Forestry Right Certificate, in fiscal 2012, we entered into a separate agreement with the seller to dispose of the land use right and lease the bamboo forest instead, with a cancelable lease term given one year notice from either party, up to August 29, 2030. The lease was treated as operating lease as it does not meet the criteria as a capital lease as stipulated in ASC 840-10-25.

Out of all our bamboo forests acquired up till September 30, 2013, this one instance mentioned above is the only time we have encountered difficulties in transferring the Forestry Right Certificate. As a result, we considered this as an isolated case.

Form 10-Q for the quarter ended June 30, 2013

Notes to the consolidated financial statements

Note 5. Other receivables, prepayments and deposits, page 9

3.

We note your response to prior comment eight. In light of the materiality of amounts involved, please expand your footnote to disclose the information cited in your response. Your disclosure should be similar in detail as provided in your response.

Response: We propose to include in our future filings disclosure substantially as follows:

Our prepayments are primarily comprised of prepaid materials and goods, rental and labor charges in relation to the production of fresh produce which are expected to be recorded as cost of sales upon cultivating and harvesting within one year.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2013

The significant increase in other receivables, prepayments and deposits as of June 30, 2013 were mainly due to :-

(i)

prepaid purchase of seeds for planting, wood chips for cultivating the French Horn Mushroom, as well as other raw materials of approximately $5.6 million, for further processing in the coming quarters;

(ii)	prepaid purchase of fertilizers and pesticides of approximately $3.2 million to strengthen our bamboo forests in the Guangdong and Jiangxi Provinces where the lands are less fertile; and

(iii)	prepaid annual rental and labor charges in the first two quarters of 2013 of approximately $1.9 million, which are amortized, over the contract periods, as cost of sales on a straight-line basis.

We enter into these arrangements to enhance our control of production and costs; in addition, these prepayments can help us to have better planning in the future and enhance our production. In order to secure certain of our bulk purchases, the suppliers require us to prepay certain contract amounts before delivery.

In addition, some of our raw materials applied in the mushroom planting and processing, such as specific wood chips must be sourced only during dry season or weather to reduce the moisture in the woods which requires the keeping of certain level of buffer stocks from the suppliers’ point of view. This, in turn, requires us to make some prepayments to secure the relevant raw materials.

To account for these transactions, we record the initial amounts as prepayments upon making payments. Prepaid materials and goods are classified as inventories upon the receipt of those goods and transferred to cost of sales upon usage. Prepaid annual rental and labor charges are amortized as aforesaid.

Form 10-Q for the quarter ended September 30, 2013

Condensed Consolidated Statements of Cash Flows

4.

We note from your disclosure in Note 14 on page 13 that you received partial payments of deposits in the amount of RMB8,770,000 in March 2013 and RMB1,730,000 in May 2013. Please tell us where such amounts have been reflected in your statements of cash flows.

Response:

The cash flows related to the deposits received in March 2013 amounting to RMB8,770,000 and May 2013 amounting to RMB1,730,000 respectively were reflected in the condensed consolidated statement of cash flows under the caption of investing activities: “Refund of deposits for acquisition of land use rights” amounting to US$1,676,468.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 20, 2013

Refund in March 2013: RMB8,770,000 X 0.15940 = US$1,397,938

Refund in May 2013: RMB1,730,000 X 0.16100 = US$278,530

Total refund in 2013: US$1,397,938 + US$278,530 = US$1,676,468

5.

We note your response to prior comment nine and note that you have not fully complied with our comments in your Form 10-Q for quarter ended September 30, 2013. For example, it does not appear that your discussion of the results of operations in MD&A quantifies the factors that contributed to changes of cost of sales. Please confirm that you will revise future Forms 10-K and Forms 10-Q to comply with our comments accordingly.

Response: We confirm that we will revise future Forms 10-K and Forms 10-Q to comply with the Staff's comments, as applicable.

*     *     *

In connection with the response to the Staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at +86 0599-2335520 or James A. Mercer III at +1 (858) 720-7469, with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

ASIA GREEN AGRICULTURE CORP.

Chin Hon Siang Alex
Chief Financial Officer